Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074
Prospectus Supplement to the Prospectus dated December 1, 2005 and the Prospectus Supplement dated December 1, 2005 — No. 590
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$27,625,000
0.125% Exchangeable Index-Linked Notes due June 2011
(Linked to the TOPIX® Index)

     The amount that you will be paid on your notes on the stated maturity date, which is June 28, 2011 (unless extended due to market disruption or non-business days), is linked to the performance of the TOPIX® Index, which we call the index, from the trade date, which is June 21, 2006, up to and including the determination date (which is the fifth trading day prior to the stated maturity date, unless extended due to market disruption or non-business days). In addition, we will pay you interest at a rate of 0.125% per annum, payable semi-annually on June 28 and December 28, commencing on December 28, 2006 and ending on the stated maturity date.
     On the stated maturity date, for each $1,000 face amount of notes that you hold, we will pay you an amount in cash equal to the greater of (a) the sum of (i) $1,000 plus (ii) accrued but unpaid interest to the stated maturity date and (b) the product of the exchange rate of 0.6551 multiplied by the closing level of the index on the determination date multiplied by the fixed FX ratio, which is equal to 1 USD/JPY, unless we exercise our call right. If you hold your notes until maturity, you will receive at least the outstanding face amount of your notes on the stated maturity date.
     You may elect to exchange your notes, in whole or in part, at any time after the settlement date for an amount in cash per $1,000 face amount of notes equal to the product of (a) the exchange rate of 0.6551 multiplied by (b) the closing level of the index on the exchange notice date multiplied by the fixed FX ratio. If you exchange your notes in part, you will receive the cash payment described in the paragraph above with respect to your remaining notes on the stated maturity date, unless we exercise our call right.
     At any time after the interest payment date on June 28, 2009, upon not less than five nor more than fifteen business days’ notice, we may, in our sole discretion, exercise our call right and redeem the notes, in whole but not in part, in exchange for an amount in cash equal to 100% of the face amount per note plus accrued but unpaid interest to the call date, provided, however, that you will be entitled to the benefit, if any, of an automatic exchange, as described herein.

     Because we have provided only a brief summary of the terms of your notes, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-15.
     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” beginning on page S-8 so you may better understand those risks.
Original issue date (settlement date): June 28, 2006
Original issue price: 100% of the face amount
Underwriting discount: 0.35% of the face amount
Net proceeds to the issuer: 99.65% of the face amount

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
     TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.
Goldman, Sachs & Co.

Prospectus Supplement dated June 21, 2006.

SUMMARY INFORMATION
We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Notes” on page S-15. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying Prospectus, dated December 1, 2005, as supplemented by the accompanying Prospectus Supplement, dated December 1, 2005, of The Goldman Sachs Group, Inc.
Key Terms
Issuer: The Goldman Sachs Group, Inc.
Index: TOPIX® Index (Bloomberg: “TPX”), as published by the TSE Market Information System
Specified currency, U.S. dollars (“$”): Although the stocks comprising the TOPIX® Index are traded in Japanese Yen, all amounts payable on your notes, will be paid in U.S. dollars
Face amount: $27,625,000
Original issue price: 100% of the face amount
Trade date: June 21, 2006
Settlement date: June 28, 2006
Payment amount at maturity: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the greater of (a) the sum of (i) $1,000 plus (ii) accrued but unpaid interest to the stated maturity date and (b) the exchange value on the determination date, unless we exercise our call right. If the payment amount at maturity is greater than $1,000, then such payment is to occur as a consequence of the automatic exchange feature described on page S-19
Automatic exchange: as described on page S-19
Notice of exchange: a notice in the form attached to this prospectus supplement
Exchange rate: 0.6551 for each $1,000 of face amount of the notes. The exchange rate includes a premium of 1.90%, which means that the closing level of the index must increase by at least 1.90% by the determination date in order for the exchange value that would be deliverable in exchange for each $1,000 face amount of your notes on the stated maturity date to equal or exceed the face amount
Exchange value: for each $1,000 of face amount of the notes, a cash amount equal to the product of (a) the exchange rate multiplied by (b) the closing level of the index on the determination date, any exchange notice date or call notice date, as applicable multiplied by (c) the fixed FX ratio
Exchange right: you may elect to exchange your notes, in whole or in part, at any time after the settlement date, for an amount in cash equal to the exchange value determined on the exchange notice date
Exchange notice date: as described on page S-17
Fixed FX ratio: 1 USD/JPY
Call right: at any time after the interest payment date on June 28, 2009, upon not less than five nor more than fifteen business days’ notice, we may, in our sole discretion, redeem the notes, in whole but not in part, in exchange for an amount in cash equal to 100% of the face amount per note plus accrued but unpaid interest to the call date, provided, however, that you will be entitled to the benefit, if any, of an automatic exchange
Stated maturity date: June 28, 2011, unless extended for up to six business days

Determination date: the fifth trading day prior to June 28, 2011, unless extended for up to five business days
Interest rate (coupon): 0.125% per annum
Interest payment dates: June 28 and December 28 of each year, commencing on December 28, 2006 and ending on the stated maturity date
Regular record dates: for the interest payment dates specified above, the fifth business day before each interest payment date
No Listing: the notes will not be listed on any securities exchange or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
Business day: as described on page S-22
Trading day: as described on page S-22
CUSIP No.: 38141GEN0

Q&A
How do the notes work?
       The notes offered by this prospectus supplement will have a stated maturity date of June 28, 2011, unless extended due to market disruption or non-business days. The amount that you will be paid on your notes on the stated maturity date is linked to the performance of the TOPIX® Index, which we call the index. Because your notes are principal protected, on the stated maturity date you will receive at least 100% of the outstanding face amount of your notes if you hold your notes until maturity. The notes will bear interest at a rate of 0.125% per annum and no other payments will be made prior to the stated maturity date, unless you exercise your exchange right or we exercise our call right. See “Additional Risk Factors Specific to Your Notes” on page S-8.
       As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Notes” on page S-15.
Who should or should not consider an investment in the notes?
       We have designed the notes for investors who want to protect the principal amount of their entire investment by receiving on the stated maturity date at least 100% of the outstanding face amount of their notes, while also having an opportunity to participate in a potential increase in the index. If the amount payable on your notes on the stated maturity date is the face amount of your notes or even if the amount payable exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Bear Interest at a Low Rate” on page S-8.
Will I receive periodic interest payments?
       Yes. Your notes bear interest at a rate of 0.125% per annum, payable semi-annually on June 28 and December 28, commencing on December 28, 2006 and ending on the stated maturity date. No other payments will be made on your notes until the stated maturity date, unless you exercise your exchange right or we exercise our call right.
What will I receive at the stated maturity of the notes?
       For each $1,000 face amount of notes that you hold on the stated maturity date, we will pay you an amount in cash equal to the greater of (a) the sum of (i) $1,000 plus (ii) accrued but unpaid interest to the stated maturity date and (b) the exchange value, as determined on the determination date, unless we exercise our call right, as described in the paragraphs below.
What will I receive if I decide to exchange the notes for cash prior to the stated maturity date?
       You may elect to exchange your notes, in whole or in part, at any time after the settlement date for an amount in cash for each $1,000 face amount of notes that you hold equal to the exchange value, as determined on the exchange notice date. If you elect to exchange your notes prior to the stated maturity date, you may lose a portion of your investment, depending on the closing level of the index on the exchange notice date. If you exchange your notes in part, you will receive the cash payment described in the paragraph above with respect to your remaining notes on the stated maturity date, unless we exercise our call right.

What will I receive if the issuer exercises its call right?
       We may, in our sole discretion, at any time after the interest payment date on June 28, 2009, upon not less than five nor more than fifteen business days’ notice, redeem the notes, in whole but not in part, in exchange for an amount in cash equal to 100% of the face amount per note plus accrued but unpaid interest to the call date, provided, however, that you will be entitled to the benefit, if any of an automatic exchange.
What will I receive if I sell the notes prior to the stated maturity date?
       If you sell your notes prior to the stated maturity date, you will receive the market price of your notes at the time of sale. The market price for your notes may be influenced by many factors, such as prevailing interest rates, the volatility of the index or the current level of the index. Depending on the impact of these factors, you may receive significantly less than the outstanding face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions and any other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions Or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.
Hypothetical examples
       In the table below, we compare the total return on the index to the total return on owning your notes, in each case during the five-year period from the trade date to the stated maturity date. The information in the table is based on hypothetical closing levels of the index and hypothetical payment amounts on your notes at the end of this five-year period, and on the assumptions set forth in the box below. In the paragraphs following the table, we explain how we have calculated these hypothetical returns.

Key Terms and Assumptions

Original issue price, expressed as a percentage of the face amount	100%
Dividend yield of the index	1.14%
Exchange rate (including a premium of 1.90%)	0.6551
Initial index level times fixed FX ratio	$1,498.00
No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index level
No change in the relative weighting of any index stock
Automatic exchange in full on the stated maturity date — i.e., no prior redemption or voluntary exchange
No market disruption event occurs

       We calculate the total return on your notes based on an exchange rate of 0.6551 for each $1,000 of the outstanding face amount of your notes. Because the exchange rate includes a premium of 1.90%, the closing level of the index must increase by at least 1.90% by the determination date in order for the exchange value that would be deliverable in exchange for each $1,000 face amount of your notes on the stated maturity date to equal or exceed the face amount. There is no assurance that the closing level of the index will increase to that extent by the determination date.
       For information about the level of the index in recent periods, see “The Index — Historical Closing Levels of the Index” on page S-29.
       As stated above, the following table assumes that dividends will be paid on the index stocks. We do not know, however, whether or to what extent the issuers of the index stocks will pay dividends in the future. These are matters that will be determined by the issuers of the index stocks and not by us. Consequently, the amount of dividends actually paid on the index stocks by their issuers, and, therefore, the total rate of return on the index, during the life of the offered notes may differ substantially from the information reflected in the table below. As a holder of the notes, you will not be entitled to receive any dividends paid with respect to the index stocks.
       The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical market values at the end of the indicated period could have on the rates of return on the index and your notes, assuming all other variables remained constant. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.

Index			Notes

Hypothetical
Closing Level on	Hypothetical Closing		Hypothetical Payment
Stated Maturity	Level on Stated Maturity		Amount on Stated
Date × Fixed FX	Date as % of	Hypothetical	Maturity Date as %	Hypothetical
Ratio	Initial Index Level	Total Return	of Face Amount	Total Return

$0.00	0.00%	-94.30%	100.00%	0.56%
$749.00	50.00%	-44.30%	100.00%	0.56%
$898.80	60.00%	-34.30%	100.00%	0.56%
$1,048.60	70.00%	-24.30%	100.00%	0.56%
$1,198.40	80.00%	-14.30%	100.00%	0.56%
$1,348.20	90.00%	-4.30%	100.00%	0.56%

$1,498.00	100.00%	5.70%	100.00%	0.56%

$1,505.49	100.50%	6.20%	100.00%	0.56%
$1,512.98	101.00%	6.70%	100.00%	0.56%

$1,526.46	101.90%	7.60%	100.00%	0.56%

$1,662.78	111.00%	16.70%	108.93%	9.49%
$1,812.58	121.00%	26.70%	118.74%	19.30%
$1,962.38	131.00%	36.70%	128.56%	29.12%
$2,112.18	141.00%	46.70%	138.37%	38.93%
$2,261.98	151.00%	56.70%	148.18%	48.74%
$2,411.78	161.00%	66.70%	158.00%	58.56%
$2,561.58	171.00%	76.70%	167.81%	68.37%
$2,711.38	181.00%	86.70%	177.62%	78.19%

       The hypothetical total return on the index represents the difference between (i) the hypothetical closing level of the index on the stated maturity date plus the dividends that would be paid on a basket of stocks representing the constituents of the index and their relative weightings at the assumed dividend yield rate during the five-year period from the trade date to the stated maturity date, without reinvestment of those dividends, and (ii) the initial index level. This difference is expressed as a percentage of the initial index level.
       The hypothetical total return on your notes represents the difference between (i) the hypothetical payment amount on your notes on the stated maturity date plus the amount of interest that would be payable on your notes during the five-year period from the trade date to the stated maturity date, without reinvestment of that interest, and (ii) the hypothetical market value of your notes on the trade date. This difference is expressed as a percentage of the hypothetical market value of your notes on the trade date. For this purpose, we have assumed that the market value of your notes on the trade date will equal the face amount of your notes and that the payment amount on the stated maturity date will equal the greater of the face amount of your notes and the exchange value that we would be obligated to pay on that date in an automatic exchange. There will be no automatic exchange on the stated maturity date, however, unless the exchange value to be paid on that date exceeds the sum of the outstanding face amount plus the accrued but unpaid interest to the stated maturity date payable on your notes on that date. Moreover, if an automatic exchange occurs, the holder will not be entitled to receive such accrued but unpaid interest.

We cannot predict the level of the index or the market value of your notes, nor can we predict the relationship between the two. Moreover, the assumptions we have made in connection with the illustration set forth above may not reflect actual events. Consequently, the total return that an investor in the notes would actually achieve, as well as how that return would compare to the total return that an investor in the index would actually achieve, may be very different from the information reflected in the table above.
Who publishes the index and what does it measure?
       The TOPIX, also known as the Tokyo Price Index, is a capitalization-weighted index of all the companies listed on the First Section of the Tokyo Stock Exchange, Inc. (“TSE”). Domestic stocks admitted to the TSE are assigned either to the First Section or the Second Section. Stocks listed in the First Section, which number close to 1,600, are among the most actively traded stocks on the TSE. The index is supplemented by the subindices of the 33 industry sectors and developed with a base index value of 100 as of January 4, 1968. The index calculation excludes temporary issues and preferred stocks.
       For further information, please see “The Index” on page S-29.
What about taxes?
       Your notes will be treated as debt instruments subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Some of the tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-32.
       As a result of this tax characterization, if you are a U.S. holder, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. These rules generally have the effect of requiring you to include amounts in income during the term of your notes greater than the amounts actually received.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 1, 2005. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.
Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price
       The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
       If at any time a third party dealer quotes a price to purchase your notes or otherwise values or your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. Your should read “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.
       Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
       There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
Your Notes Bear Interest at a Low Rate
       Your notes bear interest at a rate that is below the prevailing market rate for our non-indexed debt securities. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than what you would have earned by investing in non-indexed debt securities of comparable maturity that bear interest at a prevailing market rate.
The Return on Your Notes Will Depend on Changes in the Index Level and Will Not Be Adjusted for Changes in the Japanese Yen/ U.S. Dollar Foreign Currency Exchange Rate
       Although the index stocks are traded in Japanese yen and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the Japanese yen/ U.S. Dollar foreign currency exchange rate. The payment amount on the stated maturity date will be based solely upon the index return. Changes in foreign currency exchange rates, however, may reflect changes in the Japanese economy that, in turn, may affect the final index level.
An Investment in the Offered Notes is Subject to Risks Associated with the Japanese Securities Markets
       The index stocks that comprise the index have been issued by Japanese companies. You should be aware that investments in securities linked to the value of Japanese equity securities involve particular risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and market developments may affect Japanese markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets, as well as cross-shareholdings in Japanese companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
       Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. The Japanese economy has been troubled by negative or low rates of growth in recent years. Many Japanese stocks have performed poorly over an extended period.
The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated
in Complex Ways
       When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell your notes in the open market before the stated maturity date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable. For more information about the value of your notes in the secondary market, see “— Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) is Significantly Less than the Original Issue Price” above.
       Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the index level attributable to favorable political or economic developments in Japan could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.
       The Index Level Will Affect the Market Value of Your Notes
       We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the level of the index has risen above or has fallen below the index level on the trade date. If you sell your notes prior to maturity, you may receive substantially less than the amount that would be payable on the stated maturity date based on a closing level equal to that current level because of an expectation that the index level will continue to fluctuate until the closing level of the index is determined on the determination date. Changes in the dividend rates of the stocks underlying the index may affect the level of the index and, indirectly, the market value of your notes. Economic, financial, regulatory, political, military and other developments that affect stock markets generally and the stocks underlying the index may also affect the level of the index and, indirectly, the market value of your notes.
       You cannot predict the future performance of the index based on its historical performance. Moreover, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little or no relation to the historical levels of the index or to the hypothetical return examples shown elsewhere in this prospectus supplement.
       Changes in Interest Rates Are Likely to Affect the Market Value of Your Notes
       We expect that the market value of your notes, like that of traditional debt securities, will be affected by changes in interest rates, although these changes may affect your notes and traditional debt securities in different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. In general, if interest rates in Japan increase, we expect that the market value of your notes will increase and, conversely, if interest rates in Japan decrease, we expect that the market value of your notes will decrease.
       Changes in the Volatility of the Japanese Yen/U.S. Dollar Foreign Currency Exchange Rate, and the Correlation Between That Rate and the Index Level, Are Likely to Affect the Market Value of Your Notes.
       The Japanese yen/U.S. dollar foreign currency exchange rate refers to a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. This rate reflects the amount of Japanese yen that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the Japanese yen. The volatility of the Japanese yen/U.S. dollar foreign currency exchange rate refers to the size and frequency of changes in that rate. Because your notes are payable in U.S. dollars, the volatility of the Japanese yen/U.S. dollar foreign currency exchange rate could affect the market value of your notes. In most scenarios, assuming the correlation between the Japanese yen/U.S. dollar foreign currency exchange rate and the index level is positive, if the volatility of the Japanese yen/U.S. dollar foreign currency exchange rate increases, we expect that the market value of your notes will increase and, conversely, if the volatility of that rate decreases, we expect that the market value of your notes will decrease.
       The correlation between the Japanese yen/U.S. dollar foreign currency exchange rate and the index level refers to the relationship between the percentage changes in that rate and the percentage changes in the level of the index — the greater the correlation, the more closely the percentage changes in one resemble the percentage changes in the other. In general, if the correlation between the Japanese yen/U.S. dollar foreign currency exchange rate and the index level increases, we expect that the market value of your notes will increase and, conversely, if this correlation decreases, we expect that the market value of your notes will decrease.
       The Time Remaining to Maturity is Likely to Affect the Market Value of Your Notes
       Prior to the stated maturity date, the market value of your notes may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time value” due to expectations concerning the level of the index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time value will decrease, lowering the market value of your notes.
       Changes in Our Credit Ratings May Affect the Market Value of Your Notes
       Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your notes. However, because your return on your notes is dependent upon factors, such as the level of the index and interest rates, in addition to our ability to pay our obligation on your notes, an improvement in our credit ratings will not reduce the other investment risks related to your notes.

If You Exchange Your Notes Prior to the Stated Maturity Date, Your Principal May Not be Protected and You May Lose Some of Your Investment
       If you hold your notes until the stated maturity date, your principal will be protected and you will receive at least the outstanding face amount of your notes. However, if you exchange your notes pursuant to the exchange right prior to the stated maturity date, you may lose a portion of your investment, depending on the closing level of the index on the exchange notice date. For more information about the exchange right, see “Specific Terms of Your Notes — Exchange Value” below.
The Return Paid on Your Notes Will Not Reflect any Underlying Dividends on the Index Stocks
       The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Right or Rights to Receive Any Stock” below for additional information.
Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Notes
       As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing futures and/or other instruments linked to the index or one or more index stocks on or before the trade date. We may in the future also hedge our obligations with purchases of other instruments linked to the index or one or more index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the stocks comprising the index, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.
       Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner
       Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.
You Have No Shareholder Rights or Rights to Receive any Stock
       Investing in your notes will not make you a holder of any of the index stocks underlying the index. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the underlying index stocks. Your notes will be paid in cash and you have no right to receive any shares of index stock on that date.
Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us
       As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged in, and expect to engage in, trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.
       Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the index sponsor or the underlying index stock issuers, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the issuer of the index. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the value of your notes and the value of the consideration we will deliver on your notes at maturity.
As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity
       As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes including determining the closing level of the index, which we will use to calculate how much cash we must pay if your notes are redeemed or exchanged; and determining whether to postpone the determination date and/or stated maturity date, or any day on which your notes are to be redeemed or exchanged, because of a market disruption event. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in the Notes and Us”. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Policies of the Index Sponsor and Changes That Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Notes and Its Market Value
       The policies of the index sponsor concerning the calculation of the index level,

additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the index sponsor changes these policies, for example by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final index level — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final index level and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “— Role of Calculation Agent” below.
There Is No Affiliation Between the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Index Sponsor
       As of the time these notes are issued, Goldman Sachs is not affiliated with the sponsor of the index. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index sponsor. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of any information about the index sponsor contained in this prospectus supplement or in any of the index sponsor’s publicly available information. You, as an investor in your notes, should make your own investigation into the index sponsor.
       Neither the index sponsor nor any of the index stock issuers will be involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the index sponsor nor any of the index stock issuers will have any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of your notes.
We Can Redeem Your Notes
in Our Sole Discretion
       After the interest payment date on June 28, 2009, we will be permitted to redeem your notes in our sole discretion. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes.
Your Notes May Not Have
an Active Trading Market
       Your notes will not be listed or displayed on any securities exchange or included in any interdealer market or quotation system, any there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
We Can Postpone the Stated Maturity Date, any Exercise of the Exchange Right and any Call Date if a Market Disruption Event Occurs
       If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your notes will also be postponed, although not by more than six business days. Thus, you may not receive the payment that we are obligated to make on the stated maturity date until several days after the originally scheduled due date. Moreover, if the determination date is postponed to the last possible day and the closing level of the index is not available on the day because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the level of the index on the determination date based on its assessment, made in its sole discretion, of the market value of the index on that day.
       In addition, if the calculation agent determines that a market disruption event has occurred or is continuing on any day on which the holder seeks to exercise the exchange right, the exercise will be postponed to the first business day on which no market disruption event occurs or is continuing, although not by more than five business days. Similarly, if we exercise our call right and notify the holder of the date we select for redemption, we may nevertheless postpone the call date for up to five business days because of a market disruption event.
       If your notes are to be exchanged, then the amount of cash we pay will be based on the closing level of the index on the day the exchange right is deemed to be exercised. If that level is not available on that day because of a market disruption event or for any other reason, the calculation agent will nevertheless determine that level based on its assessment, made in its sole discretion, of the level of the index at that time. The calculation agent may take similar steps in connection with an automatic exchange.
Certain Considerations for Insurance Companies and Employee Benefit Plans
       Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
       The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
       This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
       In addition to those described on the first three pages of this prospectus supplement, the following terms will apply to your notes:
Specified currency:

•	U.S. dollars ($). Although the stocks comprising the TOPIX® Index are traded in Japanese yen, all amounts payable on your notes will be paid in U.S. dollars.
Form of note:

•	global form only: yes, at DTC

•	non-global form available: no
       Denominations: any note registered in the name of a holder must have a face amount of $1,000 or any multiple of $1,000.
       Interest: we will pay interest on your notes at a rate of 0.125% per annum, payable semi-annually on June 28 and December 28, commencing on December 28, 2006 and ending on the stated maturity date.
       No Listing: your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system.
Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no
Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described below under “— Special Calculation Provisions”;

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described below under “— Special Calculation Provisions”; and

•	a trading day for your notes will have the meaning described below under “— Special Calculation Provisions”
       Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.
       We describe the terms of your notes in more detail below.
Index, Index Sponsor and Index Stocks
       In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover, or any successor index, as it may be modified, replaced or adjusted from time to time as described below under “— Discontinuance or Modification of the Index”. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.
Payment of Principal on Stated Maturity Date
       On the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the greater of (a) the sum of $1,000 plus accrued but unpaid interest to the stated maturity date and (b) the exchange value on the determination date, unless we exercise our right to redeem your notes as described below under “— Our Call Right”.
Exchange Value
       The exchange value for each $1,000 face amount of your notes will be a cash amount equal to the product of the exchange rate of 0.6551 multiplied by the closing level of the index on the determination date, exchange date or call notice date, as applicable, multiplied by the fixed FX ratio. The calculation agent will determine the closing level of the index on the relevant date described below under “— Your Exchange Right”, “— Automatic Exchange — On the Stated Maturity Date” and “— Automatic Exchange — On Call Date” as calculated and published by the index sponsor. However, in certain events the calculation agent will have discretion to adjust the closing level of the index or to determine it in a different manner as described below under “— Discontinuance or Modification of the Index”.
       If your notes are exchanged in part, we will make the cash payment described above with respect to your remaining notes on the stated maturity date.
Stated Maturity Date
       The stated maturity date will be June 28, 2011, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth trading day before this applicable day is not the determination date described below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after June 28, 2011 or, if June 28, 2011 is not a business day, later than the sixth business day after June 28, 2011. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on a day that would otherwise be the determination date. We describe market disruption events below under “— Special Calculation Provisions”.
Determination Date
       The determination date will be the fifth trading day prior to June 28, 2011 unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than June 28, 2011 or, if June 28, 2011 is not a business day, later than the first business day after June 28, 2011.
Your Exchange Right
       You may elect to exchange your notes, in whole or in part at any time after the settlement date, for a cash amount equal to the exchange value by satisfying the conditions described under “— Exercise Requirements” below. We will make the cash payment on the exchange date and in the manner we describe under “— Manner of Payment” below. We describe the exchange notice date, the exchange date and the closing level under “— Exercise Requirements” below.
       Partial exchanges will be permitted only if the face amount of the notes exchanged is a multiple of $1,000 and only if the face amount of unexchanged notes is an authorized denomination, as described under
“— Denominations” above.
       If we exercise our call right, you will be entitled to the benefit, if any, of an automatic exchange but otherwise will no longer be permitted to exercise the exchange right. We describe these matters under “— Our Call Right” and “— Automatic Exchange” below.
       If you decide to exchange your notes, you may lose the right to receive interest on your notes for the interest period in which the exchange occurs, as described under “— Interest Payments” below.
       If you elect to exchange your notes prior to the stated maturity date, you may lose a portion of your investment, depending on the closing level of the index on the exchange notice date.
Exercise Requirements
       To exercise the exchange right, the following requirements must be satisfied on any day that qualifies as both a trading day and a business day and before the exchange right expires:

•	Both the trustee and the calculation agent must receive a properly completed and signed notice of exchange, in the form attached to this prospectus supplement, specifying the aggregate face amount of your notes to be exchanged. Delivery must be made by facsimile as provided in the attached notice of exchange.

•	If your notes are in global form, you or the bank or broker through which you hold your interest in the portion of your notes being exchanged must enter an order to have that interest transferred on the books of the depositary to the account of the trustee at the depositary and the trustee must receive and accept the transfer, all in accordance with the applicable procedures of the depositary. If the trustee receives and accepts the transfer by 3:00 P.M., New York City time, on any day that is both a business day and a trading day, this requirement will be deemed satisfied as of 11:00 A.M. on the same day. To ensure timely receipt and acceptance, transfer orders should be entered with the depositary well in advance of the 3:00 P.M. deadline.

•	If your notes are not in global form, the trustee must receive the certificate representing your notes.

•	If the exchange date occurs after a record date and before the related interest payment date, the trustee must receive cash in an amount equal to the interest payable on the exchanged notes on the interest payment date, as provided in the fourth rule described under “— Interest Payments” below.
If your notes are not in global form, deliveries of certificates and cash to the trustee must be made by mail or another method acceptable to the trustee, to the address stated in the attached form of notice of exchange or at any other location that the trustee may provide to the holder for this purpose in the future.
       The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a notice of exchange or as to whether and when the required deliveries have been made. Once given, a notice of exchange may not be revoked.
Questions about the exercise requirements should be directed to the trustee, at the number and location stated in the attached notice of exchange.
       Exchange Notice Date. If the required deliveries described under “— Exercise Requirements” above occur by 11:00 A.M., New York City time, on a day that qualifies as both a trading day and a business day, that day will be the exchange notice date for the exchange. If the required deliveries occur after that time, the next day that qualifies as both a trading day and a business day will be the exchange notice date for the exchange. In all cases, however, the required deliveries must occur before the exchange right expires as described below.
       Exchange Date. If the exchange right is exercised, we will pay the cash due on the exchange on the fifth business day after the exchange notice date. We refer to that due date as the exchange date.
       Expiration of Exchange Right. In all cases, the required deliveries described under “— Exercise Requirements” above must occur no later than 11:00 A.M., New York City time, on the last day before the determination date that qualifies as both a trading day and a business day. Immediately after that time, the exchange right will expire and may not be exercised, although the holder will be entitled to receive the benefit, if any, of an automatic exchange as described under “— Automatic Exchange” below.
       You May Only Exercise Your Exchange Right Through the Holder of Your Notes. If your notes are issued in global form, the depository or its nominee is the holder of your notes, and you may only exercise your exchange right through that entity. Therefore, if you would like to exercise your exchange right, you should give proper and timely instructions to the bank or broker through which you hold your interest in the notes, requesting that it notify the depository or its nominee to exercise the exchange right on your behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depository before the deadline for exercise. Similar concerns apply if you hold your notes in street name.
Book-entry, street name and other indirect holders should contact their banks and brokers for information about how to exercise the exchange right in a timely manner.
Consequences of a Market Disruption Event
       The exchange right provisions described above are subject to the following consequences of a market disruption event. If a market disruption event occurs or is continuing on a day that would otherwise be an exchange notice date, then that exchange notice date will be postponed to the next trading day on which a market disruption event does not occur and is not continuing. In no event, however, will any exchange notice date be postponed by more than five business days. If the exchange notice date is postponed, the related exchange date will also be postponed, to the fifth business day after the exchange notice date.
       If the exchange notice date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the exchange notice date. If the closing level of the index that must be used to determine the exchange value is not available on the exchange notice date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine that closing level based on its assessment, made in its sole discretion, of the level of the index on that day.
Discontinuance or Modification of the Index
       If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.
       If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available because of a market disruption event or for any other reason on the determination date or other relevant date, the calculation agent will determine the amount payable by reference to a group of stocks and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.
       If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the index level used to determine the amount payable is equitable.
       All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.
Our Call Right
       We may redeem the offered notes, including your notes, in whole but not in part, at any time after the interest payment date on June 28, 2009, at our sole discretion, for an amount in cash equal to 100% of the face amount per note plus any accrued and unpaid interest to the call date.
       If we choose to exercise our call right described above, we will notify the holder of your notes and the trustee not less than 5 nor more than 15 business days before the date we select for redemption, in the manner described in the accompanying prospectus. The day we give the notice, which will be a business day, will be the call notice date and the day we select for redemption, which we will set forth in the call notice, will be the call date, at least initially. After we give a call notice specifying the call date, we may nevertheless postpone the call date without further notice for up to five business days because of a market disruption event, as described under “— Consequences of a Market Disruption Event” below. We will not give a call notice that results in a call date later than the stated maturity date.
       If we exercise our call right, you will be entitled to the benefit, if any, of an automatic exchange as described under “— Automatic Exchange” below. If an automatic exchange occurs in that situation, we will not redeem your notes as described above.
       If we give the holder a call notice and an automatic exchange does not occur, then we will redeem the entire outstanding face amount of your notes as follows. On the call date, we will pay the principal amount in cash, together with accrued and unpaid interest to the call date, in the manner described under “— Manner of Payment” below.
       Except as described above in this subsection or under “— Your Exchange Right,” we will not be permitted to redeem your notes and you will not be entitled to require us to repay your notes before the stated maturity date.
Automatic Exchange
       An automatic exchange of your notes may occur as follows on either the stated maturity date or a call date.
On Stated Maturity Date
       If the holder does not exercise the exchange right for the entire outstanding face amount of your notes by 11:00 A.M., New York City time, on the last day before the determination day that qualifies as a trading day and a business day and we do not exercise our call right, the following will apply. On the determination date, the calculation agent will determine the exchange value for your notes except in the limited circumstances described under “— Consequences of a Market Disruption Event” below.
       If the aggregate exchange value for your notes exceeds the sum of:

•	the aggregate face amount of your notes plus

•	the accrued but unpaid interest with respect to such notes to the stated maturity date, then, regardless of your wishes and without any notice being given or other action being taken by you, your notes will be automatically exchanged and on the stated maturity date, we will pay you the exchange value for each $1,000 face amount of your notes, based on the closing level of the index described above. You will not be entitled to receive the accrued but unpaid interest due on your notes on the stated maturity date if an automatic exchange occurs. We discuss this matter under “— Interest Payments” below.
       If the aggregate exchange value described above does not exceed the sum of the aggregate face amount and the accrued but unpaid interest described above, then we will pay the face amount, together with such accrued interest, on the stated maturity date.

We describe this payment under “— Payment of Principal on Stated Maturity Date” above.
On Call Date
       If we exercise our call right, the holder will receive the benefit, if any, of an automatic exchange as follows. On the call notice date, the calculation agent will determine the exchange value for your notes, except in the limited circumstances described under “Consequences of a Market Disruption Event” below.
       If the aggregate exchange value for your notes exceeds the sum of:

•	the aggregate face amount of your notes, plus

•	the accrued but unpaid interest with respect to such notes to the call date, then, regardless of your wishes and without any notice being given or other action being taken by you, your notes will be automatically exchanged as follows. On the call date, we will pay you the exchange value for each $1,000 face amount of your notes based on the index level described above. You will not be entitled to receive the accrued but unpaid interest due on your notes on the call date if an automatic exchange occurs. We discuss this matter under “— Interest Payments” below.
       If the aggregate exchange value described above does not exceed the sum of the aggregate face amount and accrued but unpaid interest described above, then we will redeem your notes in accordance with our call right. We describe this right under “— Our Call Right” above.
Consequences of a Market Disruption Event
       As described above, the calculation agent will use the closing level of the index on a particular day — which we call a pricing date — to determine the amount of cash that would be payable in an exercise of your exchange right, automatic exchange on the stated maturity date or a call date. This procedure will be subject to the following two rules, however:

•	If a market disruption event occurs or is continuing on a day that would otherwise be a pricing date, then the calculation agent will instead use the closing level of the index on the first business day after that day on which no market disruption event occurs or is continuing. That first business day, however, may not be later than the determination date, in the case of an automatic exchange on the stated maturity date, or later than the fifth business day after the call notice date, in the case of an automatic exchange on the call date. We refer to that first business day as a deferred pricing date and to the latest business day on which a deferred pricing date can occur as the latest possible pricing date.

•	If a market disruption event occurs or is continuing on a day that would otherwise be a pricing date and on each subsequent business day through and including the latest possible pricing date, the calculation agent will nevertheless determine the closing level of the index, and the deferred pricing date will occur, on the latest possible pricing date. If the closing level of the index is not available on that date, either because of a market disruption event or for any other reason, the calculation agent will determine the closing level of the index based on its assessment, made in its sole discretion, of the index level on the latest possible pricing date. The calculation agent will use the closing level of the index on the latest possible pricing date, however determined, instead of the closing level of the index described earlier.
       In determining the amount of cash that would be payable in an automatic exchange on a call date, the calculation agent may use the closing level of the index on a deferred pricing date, as described in the two rules above. If that happens, the call date will be the later of the original call date and the fifth business day after the deferred pricing date. Consequently, if we exercise our call right and give the holder a call notice specifying the call date, we may nevertheless postpone the call date up to five business days after the specified date because of a market disruption event. We may do so without further notice to the holder or any other person and whether your notes are redeemed or an automatic exchange occurs on the call date. We will not exercise our call right, however, in a manner that would result in the call date being later than the stated maturity date.
Interest Payments
       Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus with regard to fixed rate notes, except that the interest payment and regular record dates will be those specified on page S-3 of this prospectus supplement. If the stated maturity date does not occur on June 28, 2011, however, the interest payment date scheduled for June 28, 2011 will instead occur on the stated maturity date.
Consequences of a Voluntary Exchange
       If you exercise your exchange right, the following four rules will apply to your exchanged notes.

•	If the exchange date occurs on an interest payment date, interest will accrue on the exchanged notes to, but excluding, that interest payment date. We will pay the accrued interest on that interest payment date to whoever is the holder on the related regular record date.

•	If the exchange date occurs after an interest payment date but on or before the next regular record date, interest will accrue and be paid on the exchanged notes only to, and excluding, that prior interest payment date and not for the later period that precedes the exchange date.

•	If the exchange date occurs on or before the first regular record date, interest will not accrue or be paid on the exchanged notes.

•	If the exchange date occurs after a regular record date but before the related interest payment date, interest will accrue on the exchanged notes to, but excluding, that interest payment date. We will pay this accrued interest on that interest payment date to whoever is the holder on the related regular record date. On the exchange notice date, however, the holder exercising the exchange right will be required to pay us the amount of interest that will become payable on the exchanged notes on that interest payment date.
       Because of the rules described above, if you decide to exchange your notes, you may lose the right to receive interest on your notes for the interest period in which the exchange occurs.
Consequences of an Automatic Exchange
       The four rules described in the prior subsection do not apply if an automatic exchange occurs. If an automatic exchange occurs, either on the stated maturity date or earlier because we exercise our call right, we will not pay any interest that accrues on the exchanged portion of your notes from and after the last interest payment date prior to the automatic exchange — i.e., from and after the last interest payment date prior to the stated maturity date or the call date, as the case may be. As described above under “— Our Call Right”, we will not be entitled to redeem your notes until after the interest payment date on June 28, 2009.
Default Amount on Acceleration
       If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity. We describe the default amount below under “— Special Calculation Provisions”.
       For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of your notes. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.
Manner of Payment
       Any payment on your notes at maturity or on any exchange date or call date will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when the note is surrendered to the trustee at that office. We may pay interest due on any interest payment date via wire transfer or by check mailed to the person who is the holder on the regular record date. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.
Modified Business Day
       As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
       The calculation agent in its sole discretion will make all determinations regarding the closing level of the index; the default amount; whether a market disruption event has occurred and whether, and if so the days to which, the determination date, stated maturity date or any exchange notice date, exchange date or call date is to be postponed; whether an automatic exchange will occur on the stated maturity date or on any call date; the exchange rate and the amounts payable in respect of your notes on the stated maturity date or on any exchange date or call date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
       Please note that Goldman, Sachs & Co. is currently serving as the calculation agent for the exchangeable notes. We may change the calculation agent after the original issue date without notice, and Goldman Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
Special Calculation Provisions
Business Day
       When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.
Trading Day
       When we refer to a trading day with respect to your notes, we mean a day on which the principal securities markets for the index stocks are open for trading and the index is calculated and published by the index sponsor.
Default Amount
       The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.
During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.
       Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due day as described above.
       If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
       In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.
       Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.
Market Disruption Event
       Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their primary market, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the primary market for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what was the primary market for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with the ability of The Goldman Sachs Group, Inc. or any of its affiliates to unwind all or a material portion of a hedge with respect to the offered notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging”.
       The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.
       For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.
       As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

HYPOTHETICAL RETURNS ON YOUR NOTES
       In the table below, we compare the total return on the index to the total return on owning your notes, in each case during the five-year period from the trade date to the stated maturity date. The information in the table is based on hypothetical closing levels for the index and hypothetical payment amounts on your notes at the end of this five-year period, and on the assumptions set forth in the box below. In the paragraphs following the table, we explain how we have calculated these hypothetical returns.
       The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as prevailing interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” and “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above. The information in the table also reflects the key terms and assumptions in the box below.
       The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.
       Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks.

Key Terms and Assumptions

Original issue price, expressed as a percentage of the face amount	100%
Dividend yield of the index	1.14%
Exchange rate (including a premium of 1.90%)	0.6551
Initial index level times fixed FX ratio	$1,498.00
No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index level
No change in the relative weighting of any index stock
Automatic exchange in full on the stated maturity date — i.e., no prior redemption or voluntary exchange
No market disruption event occurs
       We calculate the total return on your note based on an exchange rate of 0.6551 for each $1,000 of the outstanding face amount of your notes. Because the exchange rate includes a premium of 1.90%, the closing level of the index must increase by at least 1.90% by the determination date in order for the exchange value that would be deliverable in exchange for each $1,000 face amount of your notes on the stated maturity date to equal or exceed the face amount. There is no assurance that the closing level of the index will increase to that extent by the determination maturity date.
       For information about the level of the index in recent periods, see “The Index — Historical Closing Levels of the Index” below.

       As stated above, the following table assumes that dividends will be paid on the index stocks. We do not know, however, whether or to what extent the issuers of the index stocks will pay dividends in the future. These are matters that will be determined by the issuers of the index stocks and not by us. Consequently, the amount of dividends actually paid on the index stocks by their issuers, and, therefore, the total rate of return on the index, during the life of the offered notes may differ substantially from the information reflected in the table below. As a holder of the notes, you will not be entitled to receive any dividends paid with respect to the index stocks.
      The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical market values at the end of the indicated period could have on the rates of return on the index and your notes, assuming all other variables remained constant.

Index			Notes

Hypothetical
Closing Level on	Hypothetical Closing		Hypothetical Payment
Stated Maturity	Level on Stated Maturity		Amount on Stated
Date × Fixed FX	Date as % of	Hypothetical	Maturity Date as %	Hypothetical
Ratio	Initial Index Level	Total Return	of Face Amount	Total Return

$0.00	0.00%	-94.30%	100.00%	0.56%
$749.00	50.00%	-44.30%	100.00%	0.56%
$898.80	60.00%	-34.30%	100.00%	0.56%
$1,048.60	70.00%	-24.30%	100.00%	0.56%
$1,198.40	80.00%	-14.30%	100.00%	0.56%
$1,348.20	90.00%	-4.30%	100.00%	0.56%

$1,498.00	100.00%	5.70%	100.00%	0.56%

$1,505.49	100.50%	6.20%	100.00%	0.56%
$1,512.98	101.00%	6.70%	100.00%	0.56%

$1,526.46	101.90%	7.60%	100.00%	0.56%

$1,662.78	111.00%	16.70%	108.93%	9.49%
$1,812.58	121.00%	26.70%	118.74%	19.30%
$1,962.38	131.00%	36.70%	128.56%	29.12%
$2,112.18	141.00%	46.70%	138.37%	38.93%
$2,261.98	151.00%	56.70%	148.18%	48.74%
$2,411.78	161.00%	66.70%	158.00%	58.56%
$2,561.58	171.00%	76.70%	167.81%	68.37%
$2,711.38	181.00%	86.70%	177.62%	78.19%

       The hypothetical total return on the index represents the difference between (i) the hypothetical closing level of the index on the stated maturity date plus the dividends that would be paid on a basket of stocks representing the constituents of the index and their relative weightings at the assumed dividend yield rate during the five-year period from the trade date to the stated maturity date, without reinvestment of those dividends, and (ii) the initial index level. This difference is expressed as a percentage of the initial index level.
       The hypothetical total return on your notes represents the difference between (i) the hypothetical payment amount of your notes on the stated maturity date plus the amount of interest that would be payable on your notes during the five-year period from the trade date to the stated maturity date, without reinvestment of that interest, and (ii) the hypothetical market value of your notes on the trade date. This difference is expressed as a percentage of the hypothetical market value of your notes on the trade date. For this purpose, we have assumed that the market value of your notes on the trade date will equal the face amount of your notes and that the payment amount on the stated maturity date will equal the greater of the face amount of your notes and the exchange value that we would be obligated to pay on that date in an automatic exchange. There will be no automatic exchange on the stated maturity date, however, unless the exchange value to be paid on that date exceeds the sum of the outstanding face amount of your notes plus the accrued but unpaid interest to the stated maturity date payable on your notes on that date. Moreover, if an automatic exchange occurs, the holder will not be entitled to receive such accrued but unpaid interest.
       Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on a note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the level of the index or the market value of your notes, nor can we predict the relationship between the two. Moreover, the assumptions we have made in connection with the illustration set forth above may not reflect actual events. Consequently, the total return that an investor in a note would actually achieve, as well as how that return would compare to the total return that an investor in the index would actually achieve, may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING
       We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
       In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of instruments linked to the index or index stocks on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or

•	may take short positions in the index stocks or other securities of the kind

•	described above-i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.
       We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.
       In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX
       The TOPIX, also known as the Tokyo Price Index, is a capitalization-weighted index of all the companies listed on the First Section of the Tokyo Stock Exchange, Inc. Domestic stocks admitted to the TSE are assigned either to the First Section or the Second Section. Stocks listed in the First Section, which number close to 1,600, are among the most actively traded stocks on the TSE. The index is supplemented by the subindices of the 33 industry sectors and developed with a base index value of 100 as of January 4, 1968. The index calculation excludes temporary issues and preferred stocks. Additional information about the index is available on the website http://www.tse.
or.jp/english/topix/topix/index.html. We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated December 1, 2005, or the accompanying prospectus supplement, dated December 1, 2005.
Historical Closing Levels of the Index
       The first table below shows the closing levels of the index on the last business day of each year from 2001 through 2003. The second table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2004 and 2005 and for the first two calendar quarters in 2006, through June 21, 2006. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.
       Since its inception, the level of the index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.
       The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.
Year-End Closing Levels of the Index

Year	Closing Level

2001	1,032.14
2002	843.29
2003	1,043.69

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close

2004
Quarter ended March 31	1,179.23	1,022.61	1,179.23
Quarter ended June 30	1,217.87	1,053.77	1,189.60
Quarter ended September 30	1,188.42	1,084.64	1,102.11
Quarter ended December 31	1,149.63	1,073.20	1,149.63
2005
Quarter ended March 31	1,203.26	1,132.18	1,182.18
Quarter ended June 30	1,201.30	1,109.19	1,177.20
Quarter ended September 30	1,428.13	1,177.61	1,412.28
Quarter ended December 31	1,663.75	1,371.37	1,649.76
2006
Quarter ended March 31	1,728.16	1,572.11	1,728.16
Quarter ending June 30 (through June 21, 2006)	1,783.72	1,458.30	1,505.51
Closing level on June 21, 2006			1,505.51
License Agreement
       We expect to enter into a non-exclusive license agreement with TSE, whereby Goldman Sachs, in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with TSE; the only relationship between TSE and Goldman Sachs is the licensing of the use of the index and trademarks relating to the index.
       TSE is under no obligation to continue the calculation and dissemination of the index. The offered notes are not sponsored, endorsed, or promoted by TSE. No inference should be drawn from the information contained in this prospectus supplement that TSE makes any representation or warranty, implied or express, to The Goldman Sachs Group, Inc., any holder of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes in particular or the ability of the index to track general stock market performance.
       TSE determines, composes and calculates the index without regard to your note. TSE has no obligation to take into account your interest, or that of anyone else having an interest, in your notes in determining, composing or calculating the index. TSE is not responsible for and has not participated in the determination of the terms, prices or amount of your notes and will not be responsible for or participate in any determination or calculation regarding the principal amount of your notes payable at the stated maturity date. TSE has no obligation or liability in connection with the administration, marketing or trading of your notes.
       Neither The Goldman Sachs Group, Inc. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index. TSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the index or the manner in which the index is applied in determining any initial index level or any closing index level or any amount payable upon maturity of the offered notes.
       THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS ARE SUBJECT TO THE INTELLECTUAL PROPERTY RIGHTS OWNED BY THE TOKYO STOCK EXCHANGE, INC. AND THE TOKYO STOCK EXCHANGE, INC. OWNS ALL RIGHTS RELATING TO THE TOPIX INDEX SUCH AS CALCULATION, PUBLICATION AND USE OF THE TOPIX INDEX VALUE AND RELATING TO THE TOPIX TRADEMARKS.
       THE TOKYO STOCK EXCHANGE, INC. SHALL RESERVE THE RIGHTS TO CHANGE

THE METHODS OF CALCULATION OR PUBLICATION, TO CEASE THE CALCULATION OR PUBLICATION OF THE TOPIX INDEX VALUE OR TO CHANGE THE TOPIX TRADEMARKS OR CEASE THE USE THEREOF.
       THE TOKYO STOCK EXCHANGE, INC. MAKE NO WARRANTY OR REPRESENTATION WHATSOEVER, EITHER AS TO THE RESULTS STEMMED FROM THE USE OF THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS OR AS TO THE FIGURE AT WHICH THE TOPIX INDEX VALUE STANDS ON ANY PARTICULAR DAY.
       THE TOKYO STOCK EXCHANGE, INC. GIVES NO ASSURANCE REGARDING ACCURACY OR COMPLETENESS OF THE TOPIX INDEX VALUE AND DATA CONTAINED THEREIN. FURTHER, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE LIABLE FOR THE MISCALCULATION, INCORRECT PUBLICATION, DELAYED OR INTERRUPTED PUBLICATION OF THE TOPIX INDEX VALUE.
       THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE TOKYO STOCK EXCHANGE, INC.
       THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BEAR ANY OBLIGATION TO GIVE AN EXPLANATION OF THE NOTES OR AN ADVICE ON INVESTMENTS TO ANY PURCHASER OF THE NOTES OR TO THE PUBLIC.
       THE TOKYO STOCK EXCHANGE, INC. NEITHER SELECTS SPECIFIC STOCKS OR GROUPS THEREOF NOR TAKES INTO ACCOUNT ANY NEEDS OF THE ISSUING COMPANY OR ANY PURCHASER OF THE NOTES, FOR CALCULATION OF THE TOPIX INDEX VALUE.
       INCLUDING BUT NOT LIMITED TO THE FOREGOING, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE RESPONSIBLE FOR ANY DAMAGE RESULTING FROM THE ISSUE AND SALE OF THE NOTES.
       All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by TSE. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
       The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.
       The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.
       This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
United States Holders
       This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of the notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
       If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.
       Your notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.
       It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for a call right and exchange right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date and the projected contingent payment will be made at such time.
       You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Corporate Treasury Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.
The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.
       If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of any interest payments previously made with respect to your notes.
       If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
       Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
       You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in you notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by the amount of any interest payments you received with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.
       Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.
United States Alien Holders
       If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.
Backup Withholding and Information Reporting
       Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
       This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
       The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a prohibited transaction”.
       The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e) (1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.
If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION
       The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the applicable original issue price.
       In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell outstanding notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $40,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

NOTICE OF EXCHANGE
Dated:

The Bank of New York
Corporate Trust Administration
101 Barclay Street, 21W
New York, New York 10286
Attn: Rouba Farrah	(212-815-5651)
Fax:	(212-815-5802)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn: Conrad Langenegger	(212-902-4675)
David Goldenberg	(212-357-9807)
Fax:	(212-428-1980)

Re: 0.125% Exchangeable Index-Linked Notes due June 2011 (Linked to the TOPIX® Index), issued by The Goldman Sachs Group, Inc.
Dear Sirs:
      The undersigned is, or is acting on behalf of, a beneficial owner of the notes specified above, with an aggregate face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the prospectus supplement dated June 21, 2006 to the accompanying prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 with respect to the face amount of the notes set forth at the end of this notice of exchange. The exercise is to be effective on the day that qualifies as both a business day and a trading day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the day that qualifies as both a business day and a trading day. We understand, however, that the effective date in all cases must be no later than (i) the last day before the determination date that qualifies as both a trading day and a business day and (ii) any call notice date. The effective date will be the exchange notice date.
      If the notes to be exchanged are in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.
      If the notes to be exchanged are not in global form, the undersigned or the beneficial owner is the holder of the notes and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the notes and any payment required in respect of accrued interest are being delivered to the trustee.
      If the undersigned is not the beneficial owner of the notes to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

      Terms used and not defined in this notice have the meanings given to them in the prospectus supplement no. 590, dated June 21, 2006, and the accompanying prospectus supplement, dated December 1, 2005 and the accompanying prospectus dated December 1, 2005. The exchange of the notes will be governed by the terms of the notes.
      The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be delivered or paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the notes.

Face amount of notes to be exchanged:

$
(must be a multiple of $1,000 and $1,000 integral multiples thereof)

Very truly yours,

(Name of beneficial owner or person
authorized to act on its behalf)

(Title)

(Telephone No.)

(Fax No.)

(DTC participant account number for
delivery of index stock, if any)

FOR INTERNAL USE ONLY:

Receipt of the above notice of exchange
is hereby acknowledged:

GOLDMAN, SACHS & CO., as calculation agent

By:
(Title)

Date and time of receipt:

(Date)

(Title)

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page

Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-15
Hypothetical Returns on Your Notes	S-25
Use of Proceeds and Hedging	S-28
The Index	S-29
Supplemental Discussion of Federal Income Tax Consequences	S-32
Employee Retirement Income Security Act	S-35
Supplemental Plan of Distribution	S-36
Notice of Exchange	S-37

Prospectus Supplement dated December 1, 2005

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-20
Validity of the Notes	S-22

Prospectus dated December 1, 2005

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	69
Description of Capital Stock of The Goldman Sachs Group, Inc.	93
Legal Ownership and Book-Entry Issuance	98
Considerations Relating to Securities Issued in Bearer Form	104
Considerations Relating to Indexed Securities	109
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	112
Considerations Relating to Capital Securities	115
United States Taxation	118
Plan of Distribution	142
Employee Retirement Income Security Act	145
Validity of the Securities	145
Experts	145
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	146

$27,625,000
The Goldman Sachs
Group, Inc.
0.125% Exchangeable Index-Linked Notes due June 2011
(Linked to the TOPIX® Index)
Medium-Term Notes, Series B

Goldman, Sachs & Co.